UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

Commission File Number: 001-33113

eFuture Holding Inc.
(Translation of registrant's name into English)

Room A1103, A1105, A1106-07, Building A,
Chengjian Plaza, No. 18 Beitaipingzhuang Road
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eFuture Holding Inc.
(Registrant)

Date: September 23, 2016	/s/ Kevin King
Kevin King
Chairman

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release

Exhibit 99.2	Agreement and Plan of Merger by and among eFuture Holding Inc., Shiji (Hong Kong) Limited and eFuture CI Limited, dated as of September 23, 2016
Exhibit 99.3	Support Agreement between Shiji (Hong Kong) Limited and eFuture Holding Inc. dated September 23, 2016